PGIM SHORT DURATION HIGH YIELD OPPORTUNITIES FUND

655 Broad Street, 17th Floor

Newark, New Jersey 07102-4077

September 11, 2020

VIA EDGAR SUBMISSION

Mr. Alberto H. Zapata

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                                                                                  PGIM Short Duration High Yield Opportunities Fund (“Fund”)

Pre-Effective Amendment No. 1 to the Registration Statement

Under the Securities Act of 1933 (No. 333-238603) and

Amendment No. 1 to the Registration Statement under

the Investment Company Act of 1940 (No. 811-22724)

Dear Mr. Zapata:

On behalf of the Fund, transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”), under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) is an amendment to the Fund’s initial registration statement on Form N-2 filed with the Commission on May 22, 2020 (the “Registration Statement”), including exhibits thereto, which amendment constitutes Pre-Effective Amendment No. 1 to the Registration Statement under the 1933 Act and Amendment No. 1 to the Registration Statement under the 1940 Act (the “Amendment”).  The Amendment has been marked to reflect new or revised disclosure to indicate revisions from the Registration Statement (the “Amendment No. 1”) filed with the Commission on September 11, 2020 incorporating (i) responses to comments provided by the staff of the Division of Investment Management (the “staff”) of the Commission and (ii) other non-material updates.

This letter is intended to respond to the staff’s comments on the Registration Statement that you conveyed in a letter dated June 19, 2020 address to Mrs. DiGiacomo.  For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below.  The responses will be included in the Amendment, as indicated.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

General Comments

Comment:  Several pages of the prospectus contain blanks for missing disclosure. Please ensure that all missing information is included in a pre-effective amendment responding to these comments, Further, highlight any changes made to the large sections of bracketed text contained in the registration statement in your response letter.

Response:  The Fund acknowledges the comment and confirms that it will revise the registration statement to include all missing information in one or more pre-effective amendments, as the information becomes available, except with respect to pricing information.  The Fund has revised the bracketed language to (1) update the term of the Fund, and (2) other non-material revisions.

Comment:  Prior to seeking effectiveness, please confirm that FINRA has reviewed the proposed underwriting terms and arrangements for the transaction described in the registration statement, including  the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response:  The Fund confirms that prior to effectiveness, it will work with the underwriters to have FINRA review the proposed underwriting terms and arrangements for the transaction described in the registration statement, including  the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that the Fund will work with the underwriters to ask FINRA to issue a statement expressing no objections to the compensation and other arrangements.

Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response:   The Fund has not presented, nor expects to present, any “test the waters” materials (in reliance on Rule 163B under the Securities Act of 1933) to potential investors in connection with this offering.

Cover Page

Comment: Please confirm supplementally that the “Amount Being Registered” in the “calculation of Registration Fee under the Securities Act of 1933” table will include all shares that may be issued as part of the underwriters’ over-allotment option.

Response:  The Fund confirms that the “Amount Being Registered” in the “calculation of Registration Fee under the Securities Act of 1933” table will include all shares that may be issued as part of the underwriters’ over-allotment option.

Comment:  The registrant states on page iii that each common shareholder would be paid a pro rata portion of the Fund’s net assets upon dissolution of the Fund.  Please redraft this phrase in plain English; make corresponding changes on pages one and fifty-seven.

Response:  The Fund has revised the disclosure as requested.

Prospectus Summary — Investment Objectives and Policies

Comment:  (p. 3) The third paragraph of this section discloses that the Fund’s investments will include derivatives. Please confirm to us that, for purposes of the Fund’s 80% policy, the Fund’s derivative investments will be valued at their market value, rather than their notional value.

Response:  The Fund confirms that, for purposes of the Fund’s 80% policy, the Fund’s derivatives investments will be valued at market value.

Prospectus Summary - Leverage

Comment:  (p. 6) Please let us know if the terms of the credit facility are expected to be finalized before the requested date of acceleration.  If so, please provide the material terms of the credit facility agreement, and include a copy of the agreement as an exhibit to the registration statement.

Response:  The Fund does not expect to finalize the terms of the credit facility prior to the requested date of acceleration of the Fund in November, 2020.

Prospectus Summary — Selected Risk Factors

Comment:  On page seven, the risk factors are introduced with the heading: “Selected Risk Factors.” However, given that the registrant states that what follows is a summary of the principal risk factors of the Fund, please remove the word “selected” from the introductory.

Response:  The disclosure has been revised as requested.

Comment:  Please clarify in the prospectus whether the Fund could incur debt to finance the tender offer.

Response: The Fund does not anticipate that it will incur debt to finance the tender offer.  However, the Fund respectfully submits that additional clarifying disclosure is unnecessary because the current disclosure provides investors with the Fund’s currently anticipated methods for financing the tender offer.  See page 9 for the following disclosure:

“If the Fund conducts an eligible Tender Offer, the Fund anticipates that funds to pay the aggregated purchase price of shares accepted for purchase pursuant to the tender offer will be first derived from any cash on hand and then from the proceeds from the sale of portfolio investments held by the Fund.”

Comment:  On page nine as part of its discussion of Limited Term and Tender Offer Risks, the registrant states that the Fund may hold a large number of “illiquid securities” as the Dissolution Date approaches and as a result there exists the risk that there may be losses.  Illiquid Securities is not defined until page 17. Please repeat the definition of illiquid securities on page nine upon first use of the term.

Response:  The disclosure has been revised as requested.

Comment:  On page fourteen, the registrant discloses sovereign debt risk. Please provide corresponding summary investment strategies concerning sovereign debt investing that specifically uses and explains this term of art, if accurate.

Response:  The disclosure has been revised to delete the reference to sovereign debt risk.

Summary of Fees and Expenses

Comment:  Please provide a completed fee table in response to this comment letter.

Response:  The Fund has not finalized such information and expects to include the completed fee table in a subsequent pre-effective amendment.

Comment:  Please confirm that no estimate of acquired fund fees and expenses line item is warranted in the fee table in light of the Fund’s investment strategies.

Response:  The Fund confirms that no estimate of acquired fund fees and expenses line item is warranted in the fee table in light of the Fund’s investment strategies.

Comment:  Please confirm that no fees are to be charged to shareholders in connection with the repurchase of their shares by the Fund.  If there will be such fees, add a caption with the information under shareholder transaction expenses in the fee table.

Response:  The Fud confirms that it will not charge shareholders any fees in connection with the repurchase of their shares by the Fund.

Risk Factors

Comment:  On page fifty, the registrant discloses convertible securities risk regarding the Fund’s portfolio. Please provide corresponding investment strategies disclosure specifically addressing convertible securities investments.

Response:    The disclosure has been revised as requested.

Comment:  If the Fund expects to invest in contingent convertible securities (“CoCos”), please provide further disclosure providing specific risks, strategic concerns, and other appropriate disclosure regarding such investments.

Response:  The Fund does not expect to invest in CoCos.

Tax Matters

Comment:  Please expand the discussion on page sixty-one to include the potential tax consequences of share repurchases and related portfolio security sales to investors and to the Fund.  See  Guidelines to Form N-2, Guide 10.

Response:  The disclosure has been revised as requested.

SAI

Comment:  (S-1) Provide further details with regard to restriction one concerning what types of senior securities the Fund could issue.

Response:  The disclosure has been revised as requested.

Part C

Comment:  Please include hyperlinks to each exhibit identified in the exhibit index and other information incorporated by reference in the registration statement, if filed on EDGAR.  See Item 25.2, Instruction 7 of Form N-2.

Response:  The Fund will include hyperlinks to each exhibit identified in the exhibit index and other information incorporated by reference in the registration statement as required pursuant to Item 25.2, Instruction 7 of Form N-2.

Comment:  Please confirm supplementally that the Fund will include as an exhibit to a post-effective amendment filed pursuant to rule 462(d) under the 1933 Act the final version of any agreement filed as of a “form of” exhibit to the registration statement.

Response:  The Fund confirms that it will file as an exhibit to a post-effective amendment the final version of any agreement filed as of  a “form of” exhibit to the registration statement.

Any questions or comments with respect to the Amendment may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely,

/s/ Claudia DiGiacomo
Claudia DiGiacomo
Chief Legal Officer